Joseph L. Cannella Partner	Direct Dial: (212) 561-3633

January 20, 2012

Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Digital Cinema Destinations Corp. Registration Statement on Form S-1 Filed December 20, 2011 File No. 333-178648

Dear Mr. Webb:

We are counsel to Digital Cinema Destinations Corp., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of January 12, 2012 relating to the Registration Statement on Form S-1 (File No. 333-178648) of the Company (the "Registration Statement"). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter.  We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.  We would appreciate an opportunity to discuss certain of your comments and our responses with you at your convenience.

General

1.
We note references to “transformative movie-going experience,” “superior financial results,” and “dynamic customer experience” on page 1, “extensive experience” on page 2, “aggressive management” on page 43, “disciplined operating philosophy” on page 44, “favorable theatre level economics” and “well known and highly respected” on page 45, “picturesque New England town” on page 48, “charming college town” on page 49, and “optimizing revenues per square foot” on page 50. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response:

We have revised the following paragraphs of the Registration Statement in response to your comment:  paragraph 2 on page 1, the paragraphs titled “Digital Implementation” on pages 2 and 48, the first paragraph under the caption "we may face intense competition in our business stragety of acquiring theatres" on page 12, Paragraph 6 on page 43, the paragraph now titled “Operating Philosophy” on page 48, the paragraph titled “Digital Implementation” on page 48, the third paragraph under the heading “Theater Operations” on page 51, the second paragraph on page 52, the first paragraph on page 58 and paragraph 1 on page 62.

2.
We note that you had nominal operations until your acquisition of the Rialto and Cranford theaters on December 31, 2010, and that you have presented audited financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009. It appears that the Rialto and Cranford combined financial statements represent your predecessor, as defined by Rule 405 in Regulation C. If our understanding is correct, please revise to present your historical financial statements on a predecessor/successor basis with the Rialto and Cranford theaters as your predecessor. In this case, you should present audited annual financial statements of your predecessor, separated by the line of demarcation indicating the change in basis due to the acquisition. Presentation of financial data, operating statistics, pro forma financial information, and discussion of operating results throughout your filing should be similarly revised, as appropriate. Refer to the guidance in Article 8-02 and 8-04 of Regulation S-X. We may have significant additional comments upon review of your revised presentation. Alternatively please explain in detail in your response why you do not consider the acquired operating companies to constitute your predecessor.

Response:

We agree that the combined Rialto and Cranford theaters represent our predecessor entity, under Rule 405 of Regulation C, and we have revised our historical financial statements on a predecessor/successor basis (pages F-1 through F-33) and other sections of the Registration Statement as appropriate.

Prospectus Summary, page 1

3.	Please revise the first paragraph to explain the relationship between Digital Destinations Corp. and Digital Cinema Destinations Corp.

Response:

We have revised paragraph 1, page 1, of the Registration Statement in response to your comment.

4.
Please revise the first reference to the “Transactions” to explain that this refers in part to the planned acquisition of the five Cinema Centers theaters. This may help investors better understand the disclosure that follows.

Response:

We have revised paragraph 2, page 1, of the Registration Statement in response to your comment.

Our Company, page 1

5.
Please revise to balance discussion of cash flow improvements in the first paragraph to disclose your revenues and net losses during the period covered by your most recent audited financials and any interim stub.

Response:

We have revised paragraph 2, page 1, of the Registration Statement in response to your comment.

6.
Please balance reference to your intention “to create an all-digital national footprint” in the first paragraph to state that there is no guarantee that you will be able to do so. If you choose to retain the reference to an aspirational goal of a national footprint, please revise to disclose the approximate number of theatres or screens nationwide so that investors can have a sense of where you are in terms of reaching the goal.

Response:

We have revised paragraph 2, page 1, and paragraph 6, page 46, of the Registration Statement in response to your comment.

7.
Please revise to state what you mean by your “financial return criteria” for potential acquisitions on page one. Additionally please revise the first bullet on page 45 under “Our Competitive Strengths” to clarify for investors what you mean by acquiring “high quality assets.”

Response:

The Company does not have financial “return” criteria with respect to target acquisitions but rather targets cash flow positive theaters in selected strategic regions.  This concept appears in numerous places in the Registration Statement, for example, paragraph 2 on page 1, paragraph 3 on page 2 and the third paragraph under the caption “External Growth” on page 3.  We have revised paragraph 2, page 1, and the paragraph now titled “Operation Philosophy” on page 48 of the Registration Statement and deleted the word “return” in response to your comment.

8.	Please revise to explain to investors what you mean by an “appropriate mix” of 3D systems in the third paragraph.

Response:

We have revised paragraph 4, page 1, of the Registration Statement in response to your comment.

9.	Please disclose here what percentage of your revenues was derived from alternative content for the quarters since you have been showing it in your theatres.

Response:

We have revised paragraph 2 on page 2 and paragraph 1 on page 49 of the Registration Statement in response to your comment.

Our Strategy, page 2

Organic Growth, page 2

10.
Please revise the statement “principal factors contributing to our organic growth” to clarify, if true, that you are only referring to planned future growth rather than past growth. If you are also referring to past organic growth please tell us why this is appropriate in light of your short operating history and the language of many of the sections, e.g., “we expect,” “We intend,” etc.

Response:

We have revised the first paragraph under the caption “Organic Growth” on page 2 of the Registration Statement in response to your comment.

External Growth, page 3

11.	Please disclose what percentage of theaters in the United States is in “free zones” so that investors can have a better understanding of your acquisition strategy.

Response:

The Company has not been able to locate any authorities which indicate the percentage of movie theaters in the United States that are located in free zones.  While the Company believes there are many theaters across the country falling into this category, it is unable to reference a particular percentage.

12.
Please balance the statement in the first sentence of the second paragraph regarding smaller theater owners facing potentially “burdensome” capital investments for digital conversion to address the availability of “virtual print fees.”

Response:

We have revised the second paragraph and the first paragraph under the caption “External Growth” on page 3 and page 50 of the Registration Statement, respectively, in response to your comment.

Our Industry, page 3

13.
Please balance the statement that movie theaters have “significant room for expansion and growth in the United States” to discuss the declining movie theater attendance over the past decade, as disclosed on page 44.

Response:

We have revised the first paragraph under the caption “Our Industry” on page 3 of the Registration Statement in response to your comment.

Risk Factors, page 10

The “virtual print fee” program is expected to expire on September 30, 2012, page 13

14.
If the expiration of the virtual print fee program may front-load theater acquisitions prior to September 30, 2012, as it appears that the program may provide theater owners an incentive to sell unconverted theaters at a greater price while the theaters still qualify for the program, please disclose. If it will not, please tell us why not.

Response:

We have revised the last paragraph on page 13 of the Registration Statement in response to your comment.

15.
Please add a risk factor disclosing the aggregate increase in salaries and expenses for management described elsewhere in the prospectus as additional funds you will need to net before showing a profit.

Response:

We have added a Risk Factor on page 15 of the Registration Statement in response to your comment.

An increase in the use of alternative film delivery methods may drive down movie theatre attendance and reduce ticket prices, page 15

16.	Please revise the third sentence to discuss the shortening in the theatrical release window that occurred during the past decade.

Response:

We have revised the last paragraph on page 15 of the Registration Statement in response to your comment.

Use of Proceeds, page 21

17.	Please revise to state the interest rate and maturity of the Barco indebtedness.

Response:

We have revised paragraph 1, page 21, of the Registration Statement in response to your comment.

18.	Please revise to discuss your intended use of proceeds in the event you are not able to consummate the Cinema Centers acquisition.

Response:

We have revised paragraph 1, page 21, of the Registration Statement in response to your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

19.	Please revise the description of your entrance into the acquisition agreement to eliminate the term “executed” as such term appears to indicate the transaction has closed.

Response:

We have revised the first paragraph under the caption “Overview” on page 30 of the Registration Statement in response to your comment.

Significant Events and Fiscal 2012 Outlook

Digital Projector Installation, page 32

20.
Please revise your discussion of the digital projector installations to include a discussion of the average cost of each installation inclusive of equipment and labor, and the total spent on these installations to date. Your discussion within “Our Company” in the “Prospectus Summary” on page one should be similarly revised.

Response:

We have revised paragraph 5 on page 1, the third paragraph under the caption “Significant Events and Fiscal 2012 Outlook”, and paragraph 1 on page 53 of the Registration Statement in response to your comment.

Non-GAAP Financial Measures, page 37

21.
We note that you have presented the non-GAAP financial measures “Theater-Level Cash Flow” and “Adjusted EBITDA” at several points throughout your filing, but have only presented the required reconciliation here. We also note that where you have presented these measures elsewhere in your filing you have included footnote disclosure discussing the purpose of the presentation and a general cross-reference to the reconciliations presented here. Please add this page number to the cross-references included in the footnote disclosures elsewhere in your filing for clarity.

Response:

We have revised the Registration Statement to provide the cross-references to the Non-GAAP financial measures section in each place where the Non-GAAP measures are discussed.

Business, page 43

Industry Overview and Trends, page 43

22.
Please refer to the second sentence of the first paragraph. Please refrain from referring to compound growth rates, here and elsewhere as these represent 2 discrete snapshots in time but do not show trends or events during the remaining period. Additionally please revise the reference to “steady growth in revenues” in the first paragraph given that revenues did not grow from 2003 to 2006 and in fact declined during the period.

Response:

We have revised the first paragraph under the caption “Industry Overview and Trends” on page 46 of the Registration Statement in response to your comment.

Our Competitive Strengths, page 45

23.	Please revise to balance the disclosure in the first bullet point in light of your recent net losses.

Response:

We have revised the paragraph now titled “Operating Philosophy” on page 48 of the Registration Statement in response to your comment.

24.	Please revise to provide a basis for your statement in the second bullet that your theaters are “appropriate in size for the communities they serve.”

Response:

We have revised the paragraph titled “State of the Art Theatre Circuit” on page 48 of the Registration Statement in response to your comment.

25.
Please delete the reference to management’s “demonstrated ability to enhance revenues and realize operating efficiencies through the successful acquisitions and integration of theatre circuits” in the third bullet.

Response:

We have revised the paragraph titled “Experienced Management” on page 48 of the Registration Statement in response to your comment.

26.	Please revise to delete references to beneficial aspects of Cinedigm and Clearview, as this is not an offering of their securities.

Response:

We have revised the paragraph titled “Experienced Management” on page 48 of the Registration Statement in response to your comment.

27.
Please revise the fourth bullet to explain to investors exactly what you mean by “strategic alliances.” For example please explain any long-term contract, partnership agreement, or other binding arrangement. If this is referring to vendor relationships please clarify to state this for investors.

Response:

We have revised the paragraph titled “Strategic Alliances” on page 48 of the Registration Statement in response to your comment.

Our Strategy, page 45

28.
Please revise the bullets “Alternative Content” and “Marketing” to indicate the status of these initiatives, including what steps you have taken to date, any metrics of success that are documented, and what additional steps you intend to take.

Response:

We have revised the first and fourth paragraphs on page 49 of the Registration Statement in response to your comment.

Theatre Operations, page 48

29.	Please delete the reference to “increased profitability” in light of your recent net loss and short operating history.

Response:

We have revised paragraph 2, page 53, of the Registration Statement in response to your comment.

Digitalization, page 50

30.	Please explain to us the basis for your statement in the first sentence that members of your management “led” the industry transition to digital projection technology.

Response:

Mr. Mayo, the Company’s Chairman and Chief Executive Officer, served as Chairman, President and Chief Executive Officer of Cinedigm Digital Cinema Corp. (“Cinedigm”) which is a pioneer in the digital cinema industry.  As an employee of Cinedigm, Mr. Mayo, in conjunction with the major motion picture studios, created the virtual print program, which was made available to exhibitors to help them finance conversion to digital platforms.  Cinedigm created, architected and financed the first digital cinema conversion plan in 2005 with all major studio agreements to pay Virtual Print Fees (“VPFs”) for 10 years and covering 4,000 screens. In 2008, it began a second conversion plan to cover an additional 10,000 screens.  Cinedigm also became a significant financer of digital conversions as well as a provider of digital operating systems, electronic transmission of films via satellite, back office management systems and other features that are used by theatres using digital platforms.  Jeff Butkovsky, the Company’s Chief Technology Officer, was a Senior Vice President and Chief Technology Officer of Cinedigm during the initial roll out of digital conversions.  In that role Mr. Butkovsky oversaw software engineers who, among other things, created the various operating systems and management systems that are used in the presentation of digital cinema and in the management of theatres that offer digital theatre presentations.  During this period, Brian Pflug, our Chief Financial Officer, also served as a Senior Vice President of Accounting of Cinedigm during this period and Brett Marks was Cinedigm’s Senior Vice President of Business Development.

31.
Please disclose the date of the Screen Digest forecast in the second paragraph.  Additionally please provide 2010 figures or please advise. These disclosures will allow investors to put the forecast into perspective.

Response:

We have revised paragraph 1, page 54, of the Registration Statement in response to your comment. The Company has not been able to locate reliable 2010 figures.

Marketing and Advertising, page 56

32.	Please address to what extent you rely on external ticketing websites, search engines, and other third party websites that customers commonly use to find movie times and locations.

Response:

We have revised paragraph 1, page 59, of the Registration Statement in response to your comment.

Directors and Executive Officers, page 58

33.	Please briefly describe the business experience during the past five years for Brett Marks.

Response:

We have revised Brett Mark’s resume on page 61, of the Registration Statement in response to your comment.

Security Ownership of Certain Beneficial Owners and Management, page 64

34.
Please revise to provide disclosure for any person who is beneficial owner of more than five percent of any class of your voting securities. We note for example your reference in the Description of Capital Stock section on page 66 to “Mr. Sayegh, one of [y]our 5% shareholders.”

Response:

We have revised the chart entitled “Security Ownership of Certain Beneficial Owners and Management” on page 68 of the Registration Statement in response to your comment.

Digital Cinema Destinations Corp. and Subsidiaries Consolidated Financial Statements as of June 30, 2011 and for the period from inception date (July 29, 2010) to June 30, 2011

Consolidated Statement of Operations, page F-3

35.
Please revise to remove the subtotal labeled “Total cost of operations.” As G&A expenses and depreciation and amortization costs are also considered operating costs, the subtotal is confusing. This comment applies to your interim financial statements as well.

Response:

We have revised the annual and interim financial statements to remove the caption “Total Costs of Operations” on pages F-3 and F-23.

Consolidated Statements of Stockholders Equity and Cash Flows, pages F-4 and F-5

36.	Please revise the headers for these two statements to indicate amounts are presented in thousands.

Response:

We have revised the headers of the Statements of Stockholders Equity and Cash Flows on pages F-4 and F-5 to indicate that the amounts are shown in thousands.

Note 2 – Summary of Significant Accounting Policies

Film Rent Expense, page F-9

37.
We have reviewed your discussion of “Digital Cinema Implementation” on page 52. We note that the purpose of the virtual print fee program is to encourage conversion of theaters to digital projection platforms. We also note that the motion picture distributors pay the virtual print fees until the earlier of ten years from installation or the date that the exhibitor has recovered its out-of-pocket costs, including any financing costs, for the digital conversion. In view of nature of these incentive payments, please provide your basis in GAAP in support of your conclusion that virtual print fees should be recorded as an offset to film rent expense. In addition, please discuss the consideration given to ASC 605-50-45- 13 when arriving at this conclusion.

Response:

We have given consideration to the guidance under ASC 605-50-45-13, as noted in your comment above.

We have accounted for the VPFs under ASC 605-50-45-12 and as part of this guidance, considered the provisions of ASC 605-50-45-13. We have included the guidance below to assist in our response:

Customer's Characterization of Certain Consideration Received from a Vendor

45-12     Cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer's income statement.

45-13    However, that presumption is overcome when the consideration is either: (i) a payment for assets or services delivered to the vendor, in which case the cash consideration shall be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement, or (ii) a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the customer's income statement.

We believe we are properly accounting for VPFs as a reduction of film rent expense under ASC 605-50-45-12.  VPF’s are fees paid to Cinedigm from film distributors upon initial display of a digital title on our digital projection systems.  Under our Master License Exhibitor/Buyer Agreement (the “Agreement”) with Cinedigm, Cinedigm remits the VPFs they receive from film distributors to us. We pay film rent to the same film distributors to display their film content. The VPFs collected represent a reduction in our ultimate operating costs for displaying content for film distributors.

Under 605-50-45-13 (i), the VPF’s do not represent an exchange for any assets or services delivered to film distributors and therefore, we believe revenue recognition is not appropriate.

Under 605-50-45-13(ii), VPFs are paid by film distributors for the purpose of facilitating the increased exhibition of digital content.  The VPF’s collected are based on our film scheduling and booking activities and overall film turnover (turnover being the number of times a digital title is initially displayed on a theatre screen and the number of screens the title will be displayed on) and is not driven by the costs of our digital projection systems.

Note 12 – Net Loss per Share, page F-20

38.
Please revise your disclosure to specifically state the number of potentially dilutive securities excluded from your calculation of earnings per share due to anti-dilution. Refer to the guidance in FASB ASC 260-10-50-1(c).

Response:

We have revised the Registration Statement on pages F-19 and F-33 to state the number of potentially dilutive securities excluded from our earnings per share calculations.

Recent Sales of Unregistered Securities, page II-1

39.	Please revise to also provide disclosure for the underwriter’s warrants.

Response:

We have revised paragraph 4, page II-2, of the Registration Statement in response to your comment.

Signatures, page II-5

40.	Please revise the second half of the signature block so that it is signed by someone with the indicated capacity of either principal accounting officer or controller.

Response:

We have revised the signature block on page II-5, of the Registration Statement in response to your comment.

*     *    *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Eaton & Van Winkle LLP

By:	/s/ Joseph L. Cannella
Joseph L. Cannella